                                                                Draft of 3/16/98
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                  Under the Securities Exchange Act of 1934*
                               (Amendment No. 4)

                              BET Holdings, Inc.
                               (Name of Issuer)

                Class A Common Stock, par value $.02 per share
                        (Title of Class of Securities)

                                  086585-10-6
                                (CUSIP Number)

Stephen M. Brett, Esq.       Frederick H. McGrath, Esq.     Howard V. Sinclair, Esq.
Senior Vice President        Baker & Botts, L.L.P.          Arent, Fox, Kintner,
and General Counsel          599 Lexington Avenue           Plotkin & Kahn
Tele-Communications, Inc.    New York, New York 10022-6030  1050 Connecticut Avenue, N.W.
5619 DTC Parkway             (212) 705-5000                 Washington, D.C. 20036-5339
Englewood, CO  80111                                        (202) 857-6000
(303) 267-5500

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                March 15, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*NOTE:    THIS STATEMENT CONSTITUTES AMENDMENT NO. 4 OF THE REPORTING GROUP
          SCHEDULE 13D AND ALSO CONSTITUTES AMENDMENT NO. 10 OF A REPORT ON
          SCHEDULE 13D OF ROBERT L. JOHNSON AND AMENDMENT NO. 4 OF A REPORT ON
          SCHEDULE 13D OF TELE-COMMUNICATIONS, INC.

CUSIP No. 086585-10-6

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Robert L. Johnson

     (2)  Check the Appropriate Box if a Member of a Group
                                                       (a)  [X]
                                                       (b)  [_]

     (3)  SEC Use Only

     (4)  Source of Funds
                         BK, OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

     (6)  Citizenship or Place of Organization

                        United States

   Number of       (7)  Sole Voting Power          0 shares
    Shares
  Beneficially     (8)  Shared Voting Power        10,631,103 shares*
   Owned by
     Each          (9)  Sole Dispositive Power     0 shares
   Reporting
    Person         (10) Shared Dispositive Power   10,631,103 shares*
     With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 10,631,103 shares*

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          [_]

     (13) Percent of Class Represented by Amount in Row (11)
                         63.6%
          Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.

     (14) Type of Reporting Person (See Instructions)
                         IN

____________________
* Includes 103,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                               Page 2 of 9 pages

CUSIP No. 086585-10-6

     (1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Tele-Communications, Inc.
          84-1260157

     (2)  Check the Appropriate Box if a Member of a Group
                                                       (a)  [X]
                                                       (b)  [_]
     (3)  SEC Use Only

     (4)  Source of Funds
                         BK, OO

     (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [_]

     (6)  Citizenship or Place of Organization

                         Delaware

  Number of        (7)  Sole Voting Power          0 shares
   Shares
 Beneficially      (8)  Shared Voting Power        10,631,103 shares*
  Owned by
    Each           (9)  Sole Dispositive Power     0 shares
  Reporting
   Person          (10) Shared Dispositive Power   10,631,103 shares*
    With

     (11) Aggregate Amount Beneficially Owned by Each Reporting Person 10,631,103 shares*

     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

     (13) Percent of Class Represented by Amount in Row (11)
                         63.6%
          Assumes conversion of all shares of Class B Common Stock and Class C Common Stock beneficially owned by the Reporting Persons into shares of Class A Common Stock. Because each share of Class B Common Stock and Class C Common Stock generally is entitled to ten votes per share while the Class A Common Stock is entitled to one vote per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 91.8% of the voting power of the Company.

          (14)  Type of Reporting Person (See Instructions)
                         CO

____________________
* Includes 103,600 shares beneficially owned by Mr. Johnson's spouse, as to which shares the Reporting Persons disclaim beneficial ownership.

                               Page 3 of 9 pages

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                                 Statement of

                               ROBERT L. JOHNSON

                                      and

                           TELE-COMMUNICATIONS, INC.

                           Pursuant to Section 13(d)
                    of the Securities Exchange Act of 1934
                                 in respect of

                               BET HOLDINGS INC.

     This Report on Schedule 13D relates to the Class A common stock, par value $.02 per share (the "Class A Stock"), of BET Holdings, Inc., a Delaware corporation (the "Company"). The Report on Schedule 13D originally filed by the Reporting Group (as defined below) on September 16, 1997 as amended and supplement by the amendments thereto previously filed with the Commission (collectively, the "Reporting Group Schedule 13D") is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 4 to the Reporting Group Schedule 13D. The Report on
Schedule 13D originally filed by Robert L. Johnson ("Johnson") on November 12, 1991, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "Johnson Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 10 to the Johnson Schedule 13D. In addition, the Report on Schedule 13D originally filed by Tele-Communications, Inc., a Delaware corporation ("TCI"), on August 15, 1994, as amended and supplemented by the amendments thereto previously filed with the Commission (collectively, the "TCI Schedule 13D"), is hereby amended and supplemented to include the information contained herein, and this Report constitutes Amendment No. 4 to the TCI Schedule 13D. Mr. Johnson and TCI (each, a "Reporting Person") constitute a "group" for purposes of Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to their respective beneficial ownership of the Class A Stock and are collectively referred to as the "Reporting Group." The Johnson Schedule 13D, the TCI Schedule 13D, and the Reporting Group Schedule 13D, are collectively referred to as the "Schedule 13D." Capitalized terms not otherwise defined herein have the respective meanings ascribed thereto in the Reporting Group Schedule 13D.

     The summary descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed

                               Page 4 of 9 pages
as Exhibits hereto and incorporated herein by reference. Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Item 3 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

     On March 15, 1998 the Company, Johnson, Liberty and a newly-formed corporation which is wholly owned by Johnson and Liberty ("Buyer"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Buyer with and into the Company. In the Merger, each share of Class A Stock of the Company outstanding immediately prior to the time the Merger is consummated (other than shares held by Johnson, Liberty, Buyer or any of their respective subsidiaries, which will be cancelled, or shares held by stockholders who have exercised their statutory right under the laws of the state of Delaware to have such shares appraised and be paid the fair value thereof ("Dissenting Shares")) will be converted into the right to receive $63.00 payable entirely in cash, without any interest thereon (such cash paid for the shares of Class A Stock is hereinafter referred to as the "Merger Consideration"), and each outstanding share of common stock of Buyer will be converted into one share of the common stock of the Company, as the surviving corporation in the Merger (the "Surviving Corporation"). Each outstanding option to purchase Class A Stock (other than those owned by Johnson), whether or not then exercisable, shall be cancelled at the closing of the Merger and the holder thereof will be paid an amount in cash equal to the difference between $63.00 and the exercise price of such option.

     The Reporting Persons have calculated that, assuming there are no Dissenting Shares, approximately $471.6 million will be required to pay the aggregate Merger Consideration due to stockholders and option holders of the Company at the closing of the Merger. In addition, it is anticipated that an aggregate of approximately $46 million will be required to pay all other expenses and costs relating to the transactions, to refinance or finance certain indebtedness of the Company, Black Entertainment Television, Inc. (a wholly owned subsidiary of the Company), Buyer and certain principals of Buyer, and for other general corporate purposes (the "Merger Expenses").

     On March 13, 1998, The Bank of New York Company, Inc. ("BNY") and BNY Capital Markets, Inc. ("BNY Capital Markets") delivered a letter (the "BNY Letter") to Johnson and Liberty to the effect that BNY and BNY Capital Markets are highly confident as of the date of such letter, subject to certain qualifications and conditions set forth therein, that they, directly or through any of their affiliates, could successfully arrange and fully syndicate a $600 million senior secured credit facility for the purpose of (i) financing the payment of the Merger Consideration in the Merger, (ii) paying all fees, expenses and costs in connection with the Acquisition, (iii) refinancing the existing revolving credit facility of Black Entertainment Television, Inc. and
(iv) general corporate purposes. A copy of the BNY Letter is filed as Exhibit 6 hereto and is incorporated herein by reference in its entirety.

                               Page 5 of 9 pages

     In addition, Buyer has agreed in the Merger Agreement to use its reasonable efforts to obtain from an appropriate financial institution by May 15, 1998 (subject to reasonable extension) a firm commitment with respect to the financing for the Merger Consideration and the Merger Expenses (the "Financing"), which commitment would be subject to customary conditions for transactions of this type. In the event Buyer is unable to obtain such a commitment by such date (as such date may be extended), the Company will have the option to terminate the Merger Agreement.

ITEM 4.   PURPOSE OF TRANSACTION

     The information set forth in Item 4 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

     The information set forth in Item 3 of this Schedule 13D is hereby incorporated by reference herein.

     The Reporting Persons intend to consummate the Merger and acquire all of the outstanding shares of Class A Stock at the earliest practicable date. The Merger Agreement specifies certain conditions which must be satisfied prior to the closing of the Merger, including, among other things, (a) the obtaining of the affirmative vote of a majority of the voting power of the shares owned by stockholders of the Company other than Johnson, Liberty or their respective controlled affiliates, (b) the expiration of all waiting periods under the Hart-Scott-Rodino Antitrust Improvement Act of 1976 (the "HSR Act") with respect to the Merger, (c) the receipt of any necessary regulatory approvals, (d) the obtaining of the Financing on terms reasonably satisfactory to Buyer, (e) that there be no pending or threatened governmental actions or claims or pending third party actions or claims relating to the Merger at the Effective Time and
(f) that the total number of Dissenting Shares is no more than 10% of the then outstanding shares of Class A Stock (other than shares held by Johnson, Liberty or their respective controlled affiliates). On March 15, 1998, the Company, Johnson, Liberty, Tele-Communications, Inc. and the Company's directors entered into a Memorandum of Understanding with the plaintiffs in the consolidated class action suit pending in Delaware relating to the proposed Acquisition. The Memorandum of Understanding provides for the full settlement of all claims which were or could have been brought by the plaintiffs and all stockholders of the Company from September 9, 1997 to the date of the consummation of the Merger as well as the release from liability of the defendants therein and their affiliates. Such proposed settlement will be subject, among other things, to the execution of a stipulation of settlement and court approval of the terms of the settlement. The plaintiffs in a similar class action suit filed in the District of Columbia are not parties to the Memorandum of Understanding.

     As a result of the Merger, (a) all of the outstanding shares of Class A Stock (other than Dissenting Shares and shares owned by Johnson, Liberty, Buyer or any of their respective subsidiaries) would be cancelled, and the shares of Buyer would become the shares of the Surviving Corporation, (b) Johnson and Liberty would own 100% of the outstanding shares of the Surviving Corporation,
(c) the Class A Stock of the Company would cease to be authorized to be quoted on any national securities exchange, (d) the capital stock of the Company would be removed from registration under the Exchange Act, (e) the directors of Buyer would become the directors of the Surviving Corporation and (f) the officers of the Company would become the officers of the Surviving Corporation.

     The foregoing description of the Merger Agreement and the transactions contemplated thereby is only a summary thereof and does not purport to be complete.

                               Page 6 of 9 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information set forth in Item 6 of the Johnson Schedule 13D, the TCI
Schedule 13D and the Reporting Group Schedule 13D is hereby amended and supplemented by adding the following information thereto:

     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference herein.

     On March 15, 1998, Johnson and Liberty entered into a letter agreement (the "Johnson/Liberty Letter Agreement") relating to the Surviving Corporation. The Johnson/Liberty Letter Agreement will become operative upon the consummation of the Merger. Such agreement provides for certain management rights of each party, restrictions on transfer of securities of the Surviving Corporation and certain rights of first refusal upon proposed transfers of securities of the Surviving Corporation, certain liquidity rights of Liberty and other provisions relating to the relationship of the parties following the Merger. A copy of the Johnson/Liberty Letter Agreement is filed as Exhibit 8 hereto and is incorporated herein by reference in its entirety.

     The foregoing description of the Johnson/Liberty Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Johnson/Liberty Letter Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

6. Letter, dated March 13, 1998, from The Bank of New York Company, Inc. and BNY Capital Markets, Inc. to BTV Acquisition Corporation and Liberty Media Corporation.

7.   Press Release of Robert L. Johnson and Liberty Media Corporation.

8. Letter Agreement, dated March 15, 1998, between Robert L. Johnson and Liberty Media Corporation.

                               Page 7 of 9 pages

                                   SIGNATURE


     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 18, 1998



                              /s/ Robert L. Johnson
                              ---------------------
                              Robert L. Johnson

                              TELE-COMMUNICATIONS, INC.


                              By:   /s/ Stephen M. Brett
                                    --------------------
                                    Name:   Stephen M. Brett
                                    Title:  Executive Vice President
                                            and General Counsel


                               Page 8 of 9 pages

                                 EXHIBIT INDEX


                                                                    Seq. Pg. No.

1.   Joint Filing Agreement between Robert L. Johnson and Tele-
     Communications, Inc. regarding joint filing of Schedule 13D.*

2. Letter, dated September 10, 1997, from Robert L. Johnson and Liberty Media Corporation to the Board of Directors of the Company.*

3.   Letter, dated September 19, 1997, from Robert L. Johnson and
     Liberty Media Corporation to Delano E. Lewis, the sole member of the Special Committee of the Board of Directors of the Company.*

4.   Letter Agreement between Robert L. Johnson and Liberty Media
     Corporation.*

5.   Press Release of the Company, dated January 23, 1998.*

6. Letter, dated March 13, 1998, from The Bank of New York Company, Inc. and BNY Capital Markets, Inc. to BTV Acquisition Corporation and Liberty Media Corporation.

7.   Press Release of Robert L. Johnson and Liberty Media Corporation.

8.   Letter Agreement, dated March 15, 1998, between Robert L.
     Johnson and Liberty Media Corporation.

* Previously filed.

                               Page 9 of 9 pages